SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2005

HDFC BANK LIMITED
(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,
Lower Parel, Mumbai 400 013, India
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Yes ☐                     No ☑

SIGNATURES
EXHIBIT INDEX
Letter addressed to NYSE, dated 25th January

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 25th January, 2005	HDFC BANK LIMITED
	By:	/s/ Vinod Yennemadi
		Name:	Vinod Yennemadi
		Title:	Country Head- Finance, Taxation, Administration and Secretarial

EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Letter addressed to The New York Stock Exchange, USA dated 25th January, 2005 intimating about the allotment of underlying Indian Equity Shares in respect of the issue of American Depository Shares under the Green Shoe Option.